March 10, 2008
VIA EDGAR AND FAX
Mr. Mark P. Shuman
Branch Chief, Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
     Re: Local.com Corporation Registration Statement on Form S-3 filed on January 11, 2008
Dear Mr. Shuman:
     On behalf of Local.com Corporation (the “Company”), attached is the Company’s response to your comments in your letter of February 11, 2008, regarding the Company’s Registration Statement on Form S-3 (File No. 333-148617) (the “Registration Statement”) file with the Securities and Exchange Commission (the “Commission”) on January 11, 2008. For your convenience, the italicized comments have been reproduced below from your letter in their entirety.
     Outside Front Cover Page of Prospectus
1.	Please disclose the concurrent primary and re-sale offerings of your common stock. In particular, indicate the number of shares that may be offered and sold in the future by the company and by selling shareholders as a group under pending registration statements that were previously declared effective. In your response letter, please describe the manner in which you compute the number of shares available for future resale under the prior registration statements.
     RESPONSE:
We computed the number of shares available for future resale under the prior registration statements by subtracting the number of shares that have been resold by the selling stockholders from the original amount registered. We have not made any offerings related to our primary shelf registration statement and do not have any current plans for an offering pursuant to our shelf registration statement.

The following disclosure was added to the Outside Front Cover Page of the Prospectus:
In addition to the shares of common stock that may be sold pursuant to this prospectus, we have filed a primary shelf registration statement which has been declared effective by the Securities and Exchange Commission (“SEC”) which enables us to sell up to 8,000,000 shares of our common stock from time to time. We do not any current plans to sell shares of our common stock pursuant to this shelf registration statement. Certain of the selling stockholders also have the ability to sell additional shares of our common stock pursuant to a shelf registration statement that was declared effective by the SEC on July 9, 2007.
The following table indicates the number of shares available for future resale by us and by the selling stockholders as a group listed in this prospectus under prior registration statements that were previously declared effective by the SEC:

			Registration
	Number of		Statement	Effective
	Shares	Registration Form	Number	Date

Local.com	8,000,000	S-3 (Primary Shelf Registration)	333-147494	1/15/2008
Selling stockholders	1,169,749	S-3 (Resale Shelf)	333-141890	7/9/2007
     Selling Security Holders, page 13
2.	Please expand to describe briefly the unregistered offering of February 23, 2007, as well as the unregistered offering of August 1, 2007. Provide a materially complete description of the terms of the warrants issued in each of those transactions. Clarify the extent to which the various selling shareholders participated in each of these unregistered offering. The nature of the participation in these transactions and a description of the contractual rights of each class of warrant holders appear to be material relationships that should be disclosed in response to Item 507 of Regulation S-K.
     RESPONSE:
The following are brief descriptions of the unregistered offerings of February 23, 2007 and August 1, 2007 including a materially complete description of the terms of the warrants issued in each of these transactions and the extent to which the various selling shareholders participated in each of these unregistered offerings. These descriptions have been included in our Amendment No. 1 to our Form S-3 under the Selling Security Holders section:

     February 23, 2007 offering
On February 22, 2007, we entered into a Purchase Agreement (“Convertible Note Agreement”) with Hearst Interactive Media, a division of Hearst Corporation and Greenway Capital (collectively referred to as the “Investors”) whereby we issued $8.0 million of senior secured convertible notes (“Notes”) for gross proceeds of $8.0 million. The Notes bore interest at a rate of 9% per annum for a term of two years and were convertible into 1,990,050 shares of our common stock at a conversion price of $4.02 per share. All of the Notes have been converted into shares of our common stock. In connection with the sale of the Notes, we also issued to the Investors warrants to purchase up to 796,020 shares of our common stock at an exercise price of $4.82 per share (“Series A Warrants”) and warrants to purchase up to 796,020 shares of our common stock at an exercise price of $5.63 per share (“Series B Warrants”).
In connection with the issuance of the Notes, we paid $530,000 in cash for placement agent fees to GunnAllen Financial, Inc. (“GunnAllen”), a registered broker-dealer, of which $205,000 was paid to Norman K. Farra Jr., a member of our board of directors. We also issued to GunnAllen warrants to purchase an aggregate of 71,642 shares of our common stock, of which 27,711 were issued to Norman K. Farra Jr., at an exercise price of $4.82 per share that expire five years from the date of issuance and warrants to purchase an aggregate of 71,642 shares of our common stock, of which 27,711 were issued to Norman K. Farra Jr., at an exercise price of $5.63 per share that expire five years from the date of issuance.
On March 29, 2007, we entered into Amendment No. 1 to the Convertible Note Agreement with the Investors which amended the terms of the warrants such that the warrants could not be exercised prior to August 23, 2007, the six month anniversary of the closing date of the Convertible Note Agreement.
On July 31, 2007, we entered into Consent to Equity Sales agreements with the Investors whereby the Investors waived the application of Section 7.9 of the Convertible Note Agreement which prohibited us from selling securities under certain circumstances and the Strategic Investor waived their Right of First Refusal pursuant to Section 7.12 of the Convertible Note Agreement with respect to any equity transaction that occurs during the 90 day period following July 9, 2007. In addition, we agreed to reduce the exercise price of the Series A Warrants to $4.32 per share and reduce the exercise price per share of the Series B Warrants to $5.13 per share.
     August 1, 2007 offering
On August 1, 2007, we issued 2,356,900 shares of our common stock, par value $0.00001 per share, for an aggregate purchase price of $12,962,950 to institutional investors in a private placement transaction pursuant to a Securities Purchase Agreement, dated as of July 31, 2007 (the “Securities Purchase Agreement”). In connection with the sale of the common stock, we also issued the investors warrants to purchase up to 471,380 shares of our common stock at an exercise price of $7.89 per share exercisable beginning February 1, 2008 and for a period of five years thereafter; and warrants to purchase up to 471,380 shares of our common stock at an exercise price of $9.26 per share exercisable beginning February 1, 2008 and for a period of six years thereafter. In connection with the transaction described herein, we also entered into a Registration Rights Agreement which obligated us to register the resale of the shares of common stock sold in the private placement and the shares of common stock issuable upon exercise of the warrants under the Securities Act of 1933, as amended.
In connection with the transaction, GunnAllen acted as our placement agent. For payment for these services, we paid GunnAllen fees of $827,777 in cash, of which $250,000 were paid to Norman K. Farra Jr., a member of our board of directors and an employee of GunnAllen. In addition, we issued GunnAllen warrants to purchase up to 46,063 shares of our common stock at $7.89 per share and warrants to purchase up to 46,063 shares of our common stock at $9.26 per share. In addition, we issued Norman K. Farra Jr. warrants to purchase 19,930 shares of our common stock at $7.89 per share and warrants to purchase 19,930 shares of our common stock at $9.26 per share.
3.	With respect to the shares to be offered for resale by Hearst Communications, Inc., please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive power with respect to the shares attributable to each of the legal entities identified in foootnote1. For example, the number of shares for which Communications Data Services, Inc., directs the voting and dispositive powers and the natural persons who discharge those functions is not clear.
     RESPONSE:
Hearst Communications, Inc. has supplied us with the following with respect to the shares to be offered for resale which is included in the Amendment No. 1 to our Form S-3:
“Hearst Communications, Inc. shares the power to direct the disposition and voting of the Securities beneficially owned by it, and Hearst Magazines Property, Inc., Communications Data Services, Inc., Hearst Holdings, Inc., The Hearst Corporation and The Hearst Family Trust share the power to direct the disposition and voting of the Securities beneficially owned by Hearst Communications, Inc. Hearst Communications, Inc. is a corporation managed by a board of directors and a group of senior executive officers.  James M. Asher is the natural person who exercises the voting and dispositive power with respect to the shares owned by Hearst Communications, Inc.”

4.	Please disclose whether any of the selling shareholders are registered broker-dealers and/or affiliated with registered broker-dealers. To the extent a selling shareholder is a registered broker-dealer, tell us whether the shares offered for resale were acquired as transaction-based compensation earned for investment banking services. Provide appropriate details in your response letter. To the extent selling shareholders are affiliated with a registered broker-dealer, disclose whether the broker-dealer affiliate acquired the securities in the ordinary course of business and whether any such selling shareholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.
     RESPONSE:
GunnAllen Financial, Inc. is a registered broker-dealer and Norman K. Farra Jr. was an employee of GunnAllen. Both received their shares offered for resale as transaction-base compensation earned for investment banking services. Please see the disclosure which has been included in response to question 2 above.
5.	With respect to your discussion regarding GunnAllen Financial, Inc. and Norman K. Farra Jr., please also provide disclosure of the nature of the transactions in which they received the securities and a description of the role each played in such transactions.
     RESPONSE:
Please see our responses and additional disclosures provided in response to questions 2 and 4 above.
     Exhibits, page II-2
     Exhibit 5.1 Opinion of Rutan & Tucker, LLP
6.	Please revise the legality opinion to more specifically identify the nature of the “proceedings proposed to be taken by the company in connection with the authorization” which you assume in rendering the opinion. Limit the scope of matter assumed to the receipt of payment of the specified warrant exercise price and the issuance of shares in accordance with the terms of the warrant agreements, or provide a detailed analysis of why each factual assumption is necessary and appropriate. Assumptions regarding the completion of proceedings in connection with the authorization, issuance and sale of the shares appear to be matters of law which should be evaluated and resolved in rendering the opinion.

     RESPONSE:
The opinion of Rutan & Tucker, LLP, has been revised to remove the assumption regarding “assumed that proceedings proposed to be taken by the Company in connection with the authorization, issuance and sale of the shares will be timely completed in the manner proposed.” A revised opinion will be filed as Exhibit 5.1 to our Amendment No. 1 to our Form S-3.
     Undertakings, page II-3
7.	Please revise your part II section to include the undertakings required by Item 512(a)(5)(i) or (ii), as applicable, and Item 512(b) of Regulation S-K.
     RESPONSE:
We have revised our part II section to include the undertakings required by Item 512(a)(5)(i) or (ii), as applicable, and Item 512(b) of Regulation S-K as follows:
     The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.
Respectfully submitted,
/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer